UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER
001-34443
CUSIP NUMBER 343468104
(Check one)
☒ Form 10-k ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D☐ Form N-SAR ☐ Form N-CSR

For Period Ended: April 30, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Flow International Corporation
Full Name of Registrant

Former Name if Applicable

23500 - 64th Avenue South
Address of Principal Executive Office (Street and Number)

Kent, Washington 98032
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Flow International Corporation (the “Company” or “Flow”) is unable to file its Annual Report on Form 10-K for the fiscal year ended April 30, 2013 without unreasonable effort or expense. Additional time is required by management to complete the preparation of the Company's financial statements and the ensuing audit procedures thereafter, primarily related to Flow's Brazilian operations, in particular, that subsidiary's internal controls and income tax position.

Flow expects to file its Form 10-K within the 15 day extension period.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

John S. Leness	(253)	850-3500
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).     ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Flow International Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 16, 2013	By:	/s/ John S. Leness
	Name:	John S. Leness
	Title:	General Counsel and Corporate Secretary